SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS PAT OF €1.61BN DESPITE 7% LOWER FARES
1ST EU AIRLINE TO CARRY 200M GUESTS IN ONE YEAR

Ryanair Holdings plc today (19 May) reported full-year profit after tax of €1.61bn, compared to prior-year PAT of €1.92bn, as traffic grew 9% to a record 200m passengers at 7% lower fares.

	Mar. 2024	Mar. 2025	Change
Passengers	183.7m	200.2m	+9%
Load Factor	94%	94%	-
Revenue	€13.44bn	€13.95bn	+4%
Op. Costs	€11.38bn	€12.39bn	+9%
PAT	€1.92bn	€1.61bn	-16%

FY25 highlights include:
●
Traffic grew 9% to a record 200m, despite Boeing delivery delays.
●
Ave. fare down 7% & ancil. revenue up 1%.
●
Cost per pax flat as the cost gap widens over competitor EU airlines.
●
181 B737 “Gamechangers” in 618 fleet at 30 Apr.
●
Over 160 new routes for S.25.
●
7% of shares bought back & cancelled.
●
Final div. of €0.227 per share payable in Sept. (subject to AGM approval).

FY25 BUSINESS REVIEW

Ryanair Group CEO Michael O’Leary, said:

Revenue & Costs:
“The key feature of last years result was the 7% decline in fares which drove strong traffic growth of 9% to just over 200m. Total revenue rose 4% to €13.95bn. Scheduled revenue increased 1% to €9.23bn as traffic (despite repeated Boeing delivery delays) grew 9%. The absence of a full Easter in Q1, consumer spending pressure (driven by higher-for-longer interest rates and inflation in H1) and a big drop off in OTA bookings prior to S.24 necessitated repeated price stimulation last year. Ancillary revenues were solid rising 10% to €4.72bn. Operating costs (flat on a per passenger basis) were in line with expectations, rising 9% to €12.39bn as fuel hedge savings offset higher staff and other costs due (in part) to repeated Boeing delivery delays.

Our FY26 fuel is almost 85% hedged at $76bbl and FY27 is 36% hedged at just under $66bbl which helps de-risk the Group from fuel price volatility.

Balance Sheet & Liquidity:
Ryanair’s balance sheet is one of the strongest in the industry with a BBB+ credit rating. At 31 Mar., gross cash was almost €4bn, boosted by delayed aircraft capex into FY26. Year end net cash was €1.3bn even after €1.6bn capex and €1.5bn of share buybacks. In Mar., the Group enhanced its financial flexibility by increasing its low-cost revolving credit facility to €1.1bn (was €0.75bn) and extending the term to Mar. 2030 (from 2028). Our owned B737 fleet (over 590 aircraft) is fully unencumbered, widening Ryanair’s cost advantage over all competitors. While Ryanair prepares to repay almost €2.1bn maturing bonds over the next 12-months from internal cash resources, our competitors remain exposed to expensive (long-term) finance, and rising aircraft lease costs.

Shareholder returns:
During FY25, Ryanair purchased and cancelled 7% of its issued share capital (over 77m shares) and has now retired almost 36% of its issued share capital since 2008. In line with our capital allocation policy, €0.40 cum. dividends per share were paid during FY25 and a final dividend of €0.227 per share is due in Sept. (subject to AGM approval). Over the next year, we intend to pay down maturing bond debt (incl. an €850m bond in Sept. 2025 & €1.2bn in May 2026) while still funding our aircraft and engine capex from internal resources. The Board remains committed to shareholder returns and has now approved a follow-on €750m share buyback, which will likely run over the next 6 to 12 months.

FLEET & GROWTH
Ryanair now has 181 B737-8200 “Gamechangers” in its 618 aircraft fleet (up 5 from year-end). This will restrict our FY26 growth to just 3% (206m passengers). We are working closely with Boeing to accelerate deliveries and are increasingly confident that the remaining 29 Gamechangers in our 210 orderbook will deliver well ahead of S.26, enabling us to catch up delayed traffic growth into FY27. Boeing expects the MAX-10 to be certified in late 2025 and so we continue to plan for the timely delivery of our first 15 MAX-10s in spring 2027 (with 300 due by Mar. 2034).

We are seeing robust S.25 travel demand across our network. This year our constrained capacity growth is being allocated to those regions and airports who are abolishing aviation taxes and incentivising traffic growth. Ryanair has over 160 new S.25 routes (total 2,600 routes) on-sale and we recommend all passengers book early on www.ryanair.com to secure the lowest airfares before they sell out.

We expect European short-haul capacity to remain constrained for the next few years as many of Europe’s Airbus operators are still working through Pratt & Whitney engine repairs, the big 2 OEMs are well behind on aircraft deliveries, and EU airline consolidation continues (incl. the upcoming sale of TAP). These capacity constraints, combined with our substantial cost advantage, strong balance sheet, low-cost aircraft orders and industry leading operational resilience will, we believe, facilitate Ryanair’s controlled profitable growth to 300m passengers p.a. by FY34.

ESG
During FY25 we took delivery of 30 Gamechangers (4% more seats, 16% less fuel & CO2) and we accelerated the retrofit of winglets to our B737NG fleet (target of 409 by 2026), which reduce fuel burn by 1.5% and noise by 6%. This investment in new technology, and our ambitious SAF commitments positions Ryanair as one of Europe’s most environmentally efficient airlines. This year we retained our industry leading ESG ratings from MSCI (A), CDP (A-) and Sustainalytics (No.1 global large cap airline). We also became the first major airline to have its environmental targets (to reduce CO2 per pax/km by 27% to c.50grams by 2031) validated to the latest SBTi guidelines. As we head into S.25, we continue to call on ATC CEOs across Europe to ensure adequate staffing, particularly for the morning/first wave departures. This, coupled with the protection of overflights (during national strikes), would deliver significant environmental and punctuality benefits for EU air travel.

Ownership & Control:
Between Sept. 2024 and Mar. 2025, in anticipation of reaching the 50% threshold of EU ownership, Ryanair carried out a review of a potential variation of its ownership and control restrictions in a manner that continues to ensure compliance with EU Reg. 1008/2008 (“O&C Review”). Once the 50% threshold was reached, the Board, taking into account positive feedback from regulators and investors resolved in March that it was in the best interest of Ryanair and our shareholders as a whole to discontinue the prohibition on non-EU nationals acquiring Ordinary Shares with immediate effect. We continue to apply voting restrictions on non-EU nationals. Consequently, both EU and non-EU nationals can now invest in Ryanair Holdings plc via Ordinary Shares listed on Euronext Dublin and/or Depository Shares listed on Nasdaq. In acknowledgement of these changes, MSCI recently confirmed Ryanair’s inclusion in the MSCI World Index at the end of May.

Board:
Howard Millar has chosen not to seek re-election at the upcoming AGM and will step down from the Board in Sept. We thank him sincerely for his leadership and his enormous contribution to Ryanair’s success, firstly as our CFO from 1992 to 2014, and as a NED over the last 9 years.

OUTLOOK
We expect FY26 traffic to grow by just 3% to 206m passengers due to constrained/delayed Boeing deliveries. Following a year of flat unit-costs, we expect modest unit cost inflation in FY26 as the delivery of more Gamechangers, strong jet fuel hedging and cost control across our Group airlines helps offset increased route & ATC charges, and higher enviro. costs (following the unwind of free ETS allowances and the introduction of a SAF blend mandate from Jan. 2025). To date, S.25 demand is strong, with peak fares trending (modestly) ahead of prior year. Q1 fares will benefit from having a full Easter holiday in April, and weak prior-year comps., and Q1 fares are on track to finish a mid-high teen percent ahead of Q1 FY25. With limited visibility, we currently expect Q2 pricing to recover some of the 7% decline we experienced in PY Q2. The final H1 outcome is, however, heavily dependent on close-in bookings and peak summer yields. As is normal at this time of year, we have zero H2 visibility.

While we cautiously expect to recover most, but not all of last years 7% fare decline, which should lead to reasonable net profit growth in FY26, it is far too early to provide any meaningful guidance. The final FY26 outcome remains heavily exposed to adverse external developments, incl. the risk of tariff wars, macro-economic shocks, conflict escalation in Ukraine and the Middle East and European ATC mismanagement/ short staffing.”

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.206m guests p.a. on approx. 3,600 daily flights from 93 bases, the Group connects 233 airports in 37 countries on a fleet of almost 620 aircraft, and almost 330 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 26,000 highly skilled aviation professionals delivering Europe’s No.1 operational performance, and an industry leading 40-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at March 31, 2025 (unaudited)

		At Mar 31,	At Mar 31,
		2025	2024
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,923.7	10,847.0
Right-of-use asset		148.5	166.5
Intangible assets		146.4	146.4
Derivative financial instruments	11	15.4	3.3
Deferred tax		1.6	2.1
Other assets		261.7	183.2
Total non-current assets		11,497.3	11,348.5

Current assets
Inventories		4.6	6.2
Other assets		1,850.7	1,275.4
Trade receivables	11	73.5	76.4
Derivative financial instruments	11	94.4	349.5
Restricted cash	11	23.1	6.4
Financial assets: cash > 3 months	11	100.1	237.8
Cash and cash equivalents	11	3,863.3	3,875.4
Total current assets		6,009.7	5,827.1

Total assets		17,507.0	17,175.6

Current liabilities
Provisions		53.5	46.0
Trade payables	11	702.0	792.2
Accrued expenses and other liabilities		6,179.4	5,227.6
Current lease liability		37.7	39.4
Current maturities of debt	11	848.4	50.0
Derivative financial instruments	11	224.7	178.8
Current tax		107.1	66.6
Total current liabilities		8,152.8	6,400.6

Non-current liabilities
Provisions		141.1	138.1
Derivative financial instruments	11	2.5	3.3
Deferred tax		377.1	362.0
Non-current lease liability		111.4	125.2
Non-current maturities of debt	11	1,685.2	2,532.2
Total non-current liabilities		2,317.3	3,160.8

Shareholders' equity
Issued share capital		6.4	6.9
Share premium account		1,421.6	1,404.3
Other undenominated capital		4.0	3.5
Retained earnings		5,588.6	5,899.8
Other reserves		16.3	299.7
Total shareholders' equity		7,036.9	7,614.2

Total liabilities and shareholders' equity		17,507.0	17,175.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the Year Ended March 31, 2025 (unaudited)

		Change	IFRS Year Ended	IFRS Year Ended
			Mar 31, 2025	Mar 31, 2024
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+1%	9,229.8	9,145.1
Ancillary revenues		+10%	4,718.7	4,298.7
Total operating revenues	8	+4%	13,948.5	13,443.8

Operating expenses
Fuel and oil		-2%	5,220.2	5,142.6
Staff costs		-17%	1,751.1	1,500.0
Airport and handling charges		-13%	1,683.5	1,484.5
Depreciation		-15%	1,214.4	1,059.5
Route charges		-14%	1,166.7	1,024.4
Marketing, distribution and other		-16%	878.4	757.2
Maintenance, materials and repairs		-15%	476.2	414.9
Total operating expenses		-9%	12,390.5	11,383.1

Operating profit		-24%	1,558.0	2,060.7
Other income
Net finance and other income		+262%	224.0	61.8
Foreign exchange gain			2.4	5.5
Total other income			226.4	67.3

Profit before tax		-16%	1,784.4	2,128.0

Tax (expense)	5		(172.8)	(210.9)

Profit for the year – all attributable to equity holders of parent		-16%	1,611.6	1,917.1

Earnings per ordinary share (€)
Basic		-13%	1.4631	1.6828
Diluted		-13%	1.4549	1.6743
Weighted avg. no. of ord. shares (in Ms)
Basic			1,101.5	1,139.2
Diluted			1,107.7	1,145.0

*’+’ is favourable and ‘-‘ is adverse year-on-year.

   Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the Year Ended March 31, 2025 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2025	2024
	€M	€M

Profit for the year	1,611.6	1,917.1

Other comprehensive (loss)/income:
Items that will not be reclassified subsequently to profit or loss:
Net actuarial gain	-	6.6
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(287.2)	234.5
Other comprehensive (loss)/income for the year, net of income tax	(287.2)	241.1
Total comprehensive income for the year – attributable to equity holders of parent
	1,324.4	2,158.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the Year Ended March 31, 2025 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2025	2024
	€M	€M
Operating activities
Profit after tax	1,611.6	1,917.1

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	1,214.4	1,059.5
Decrease/(Increase) in inventories	1.6	(0.2)
Tax expense	172.8	210.9
Share based payments	12.8	(3.9)
Decrease/(Increase) in trade receivables	2.9	(16.7)
(Increase) in other assets	(585.6)	(359.0)
Increase/(Decrease) in trade payables	124.8	(46.4)
Increase in accrued expenses and other liabilities	948.8	449.6
(Decrease) in provisions	(12.2)	(8.3)
Increase in finance income	1.9	3.6
(Decrease)/Increase in finance expense	(0.4)	7.9
Foreign exchange	7.2	(7.1)
Income tax (paid)	(84.9)	(49.1)
Net cash inflow from operating activities	3,415.7	3,157.9

Investing activities
Capital expenditure - purchase of property, plant and equipment	(1,552.5)	(2,391.9)
(Increase)/Decrease in restricted cash	(16.7)	13.1
Decrease in financial assets: cash > 3 months	137.7	818.4
Net cash (used in) investing activities	(1,431.5)	(1,560.4)

Financing activities
Proceeds from shares issued	4.9	16.4
Share buyback	(1,477.8)	-
Dividends paid	(437.7)	(199.5)
Repayment of borrowings	(50.0)	(1,100.5)
Lease liabilities paid	(36.4)	(42.7)
Net cash (used in) financing activities	(1,997.0)	(1,326.3)

Increase in cash and cash equivalents	(12.8)	271.2
Net foreign exchange differences	0.7	4.9
Cash and cash equivalents at beginning of the year	3,875.4	3,599.3
Cash and cash equivalents at end of the year	3,863.3	3,875.4

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received	135.9	148.4
Interest expense paid	(69.7)	(88.7)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders’ Equity for the Year Ended March 31, 2025 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at April 01, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the year	-	-	-	-	1,917.1	-	-	1,917.1
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	-	6.6	-	-	6.6
Net movements in cash-flow reserve	-	-	-	-	-	234.5	-	234.5
Total other comprehensive income	-	-	-	-	6.6	234.5	-	241.1
Total comprehensive income	-	-	-	-	1,923.7	234.5	-	2,158.2
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	1.4	-	24.4	-	(8.0)	-	-	16.4
Dividends paid	-	-	-	-	(199.5)	-	-	(199.5)
Share-based payments	-	-	-	-	-	-	(3.9)	(3.9)
Transfer of exercised and expired share-based awards	-	-	-	-	3.6	-	(3.6)	-
Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the year	-	-	-	-	1,611.6	-	-	1,611.6
Other comprehensive (loss)	-	-	-	-	-	-	-	-
Net movements in cash flow reserve	-	-	-	-	-	(287.2)	-	(287.2)
Total other comprehensive loss	-	-	-	-	-	(287.2)	-	(287.2)
Total comprehensive income/(loss)	-	-	-	-	1,611.6	(287.2)	-	1,324.4
Transactions with owners of the Company recognised directly in equity	-	-	-	-	-	-	-	-
Issue of ordinary equity shares	1.0	-	17.3	-	(12.4)	-	-	4.9
Repurchase of ordinary equity shares	-	-	-	-	(1,481.7)	-	-	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	-	0.5	-	-	-	-
Dividends paid	-	-	-	-	(437.7)	-	-	(437.7)
Share-based payments	-	-	-	-	-	-	12.8	12.8
Transfer of exercised and expired share-based awards	-	-	-	-	9.0	-	(9.0)	-
Balance at March 31, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9

Ryanair Holdings plc and Subsidiaries
MD&A Year Ended March 31, 2025 (“FY25”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the FY25 results.

Income Statement

Scheduled revenues:
Scheduled revenues rose 1% to €9.23BN as a 7% decline in fares drove strong traffic growth of 9% to just over 200M passengers. The absence of a full Easter in Q1, consumer spending pressure (driven by higher-for-longer interest rates and inflation in H1) and a drop off in OTA bookings prior to summer 2024 necessitated repeated price stimulation.

Ancillary revenues:
Ancillary revenues delivered a solid performance, rising 10% to €4.72BN due to 9% traffic growth and 1% higher spend per passenger.

Total revenues:
As a result of the above, total revenues increased 4% to €13.95BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 2% to €5.22BN (well below 9% higher sectors) due to favourable jet fuel hedging and lower fuel burn on the new B737-8200 “Gamechanger” aircraft.

Staff costs:
Staff costs increased 17% to €1.75BN due to the larger fleet, 9% higher sectors, Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented in H2 FY24.

Airport and handling charges:
Airport and handling charges rose 13% to €1.68BN, due to 9% traffic growth and higher landing, ground ATC & handling rates.

Depreciation:
Depreciation increased 15% to €1.21BN, primarily due to 30 more “Gamechanger” aircraft in the fleet, higher amortisation arising from 9% sector growth and increased B737-800 utilisation due to Boeing delivery delays.

Route charges:
Route charges rose 14% to €1.17BN, primarily due to the 9% increase in flight hours and 11% higher Eurocontrol rates from January 2025.

Marketing, distribution and other:
Marketing, distribution and other rose 16% to €0.88BN, primarily due to 9% traffic growth, a legal charge booked in H2 and higher input costs for rising onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 15% to €0.48BN as higher utilisation, labour inflation and delayed Boeing aircraft deliveries were partially offset by modest delay compensation credits received.

Other income:
Net finance and other income increased to €224M due to a strong cash balance, the Group’s low-cost finance and delay compensation received. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was just under €4BN at March 31, 2025 despite €1.6BN capex and over €1.9BN shareholder returns (including €1.5BN share buybacks). Gross debt was €2.7BN and net cash was €1.3BN at March 31, 2025 (PY: €1.4BN).

Shareholders’ equity:
Shareholders’ equity decreased by €0.58BN to €7.04BN in the year primarily due to a €1.5BN repurchase (and cancellation) of ordinary shares, dividends paid of €0.44BN and an IFRS hedge accounting decrease in derivatives of €0.29BN partly offset by a €1.61BN net profit.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1. Basis of preparation and material accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements (“preliminary financial statements”) for the year ended March 31, 2025 (“FY25”) comprise the results of the Company and its subsidiaries (together referred to as the “Group”).

The FY25 figures and the March 31, 2024 (“FY24”) comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for FY24, together with the independent auditor’s report thereon, are available on the Company’s website and were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting. The auditor’s report on those financial statements was unqualified. The financial information presented in these preliminary financial statements does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of Ryanair Holdings plc for FY25, are expected to be filed with the Companies Registration Office by the end of October 2025. The accounting policies, presentation and methods of computation followed in the preliminary financial statements are consistent with those applied in the Company’s latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the FY25 financial statements on May 16, 2025.

Except as stated otherwise below, the preliminary financial statements for FY25 have been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as adopted by the EU and also in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

New IFRS standards adopted during the year
The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2024 and therefore were applied by the Group for the first time to the FY25 consolidated financial statements:

●
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●
Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results for FY25, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective
The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).
●
IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).*
●
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).*
●
Annual Improvements Volume 11 (effective on or after January 1, 2026).*
*These standards or amendments to standards are not as of yet EU endorsed.

2. Board of Directors

Details of the members of the Company’s Board of Directors are set forth on pages 123 and 124 of the Group’s FY24 Annual Report. Amber Rudd and Jinane Laghrari Laabi were appointed to the Board with effect from July 1, 2024. Louise Phelan and Michael Cawley retired from the Board in June 2024 and Roberta Neri retired from the Board in September 2024.

3. Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At March 31, 2025, the Group had €10.92BN of property, plant and equipment long-lived assets, of which €10.67BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

4. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

5. Income tax expense

The Group’s consolidated tax expense for FY25 of €173M (FY24: €211M) comprises a current tax charge of €125M and a deferred tax charge of €48M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the year. The effective tax rate of approximately 10% for the year (FY24: 10%) is the result of the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At March 31, 2025 the Group had an operating fleet of 587 (2024: 557) Boeing 737 and 26 (2024: 27) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At March 31, 2025, the Group had taken delivery of 176 of these aircraft. The remaining aircraft are expected to deliver before March 2026. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company’s AGM in September 2023.

8. Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ The Ryanair DAC segment incorporates all of the Group's operations, except for those included within ‘Other Airlines’, and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Year Ended	Ryanair DAC Mar 31, 2025 €M	Other Airlines Mar 31, 2025 €M	Elimination Mar 31, 2025 €M	Total Mar 31, 2025 €M
Scheduled revenues	9,120.6	109.2	-	9,229.8
Ancillary revenues	4,718.7	-	-	4,718.7
Inter-segment revenues	758.5	1,472.0	(2,230.5)	-
Segment revenues	14,597.8	1,581.2	(2,230.5)	13,948.5

Reportable segment profit after income tax	1,541.0	70.6	-	1,611.6

Other segment information:
Depreciation	(1,175.1)	(39.3)	-	(1,214.4)
Net finance and other income	231.9	(7.9)	-	224.0
Capital expenditure	(1,278.1)	(73.8)	-	(1,351.9)
Staff costs	(1,113.5)	(637.6)	-	(1,751.1)

Segment assets	17,199.2	307.8	-	17,507.0
Segment liabilities	(9,936.7)	(533.4)	-	(10,470.1)

The expense line items not presented in the table above are incurred by Ryanair DAC and as such have not been presented across the segments.

Year Ended	Ryanair DAC Mar 31, 2024 €M	Other Airlines Mar 31, 2024 €M	Elimination Mar 31, 2024 €M	Total Mar 31, 2024 €M
Scheduled revenue	9,037.7	107.4	-	9,145.1
Ancillary revenue	4,298.7	-	-	4,298.7
Inter-segment revenues	744.6	1,366.1	(2,110.7)	-
Segment revenues	14,081.0	1,473.5	(2,110.7)	13,443.8

Reportable segment profit after income tax	1,860.0	57.1	-	1,917.1

Other segment information:
Depreciation	(1,018.0)	(41.5)	-	(1,059.5)
Net finance and other income	70.1	(8.3)	-	61.8
Capital expenditure	(1,926.6)	(42.7)	-	(1,969.3)
Staff costs	(931.2)	(568.8)	-	(1,500.0)

Segment assets	16,867.5	308.1	-	17,175.6
Segment liabilities	(8,948.7)	(612.7)	-	(9,561.4)

The expense line items not presented in the table above are incurred by Ryanair DAC and as such have not been presented across the segments. Prior year comparatives have been updated to align with current year presentation.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other” includes all other countries in which the Group has operations.

	Year Ended Mar 31, 2025	Year Ended Mar 31, 2024
	€M	€M

Italy	2,969.4	2,853.3
Spain	2,476.5	2,416.2
United Kingdom	2,044.6	2,031.0
Ireland	757.4	791.0
Other	5,700.6	5,352.3
Total revenue	13,948.5	13,443.8

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

9.
Property, plant and equipment

Acquisitions and disposals
During FY25, net capital additions amounted to €1.22BN principally reflecting aircraft purchase capex in the year and capitalised maintenance offset by depreciation.

10.
Related party transactions

The Company’s related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in FY25 that materially affected the financial position or the performance of the Group during that year and there were no changes in the related party transactions described in the FY24 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

11.
Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the FY24 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

●
Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2025 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During FY25 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable at March 31, 2025 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2025	2025	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	5.8	5.8	3.2	3.2
- Jet fuel & carbon derivatives contracts	9.6	9.6	0.1	0.1
	15.4	15.4	3.3	3.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	84.4	84.4	144.0	144.0
- Jet fuel & carbon derivative contracts	10.0	10.0	205.5	205.5
	94.4	94.4	349.5	349.5
Trade receivables*	73.5		76.4
Cash and cash equivalents*	3,863.3		3,875.4
Financial asset: cash > 3 months*	100.1		237.8
Restricted cash*	23.1		6.4
	4,154.4	94.4	4,545.5	349.5
Total financial assets	4,169.8	109.8	4,548.8	352.8

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2025	2025	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	2.5	2.5	3.3	3.3
	2.5	2.5	3.3	3.3
Non-current maturities of debt:
- Long-term debt	488.9	488.9	488.7	488.7
- Bonds	1,196.3	1,172.5	2,043.5	1,971.6
	1,685.2	1,661.4	2,532.2	2,460.3
	1,687.7	1,663.9	2,535.5	2,463.6

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	224.5	224.5	178.8	178.8
- U.S. dollar currency forward contracts	0.2	0.2	-	-
	224.7	224.7	178.8	178.8

Current maturities of debt:
- Short-term debt	-	-	50.0	50.0
- Bonds	848.4	850.3	-	-
	848.4	850.3	50.0	50.0
Trade payables*	702.0		792.2
Accrued expenses*	1,953.5		1,603.1
	3,728.6	1,075.0	2,624.1	228.8
Total financial liabilities	5,416.3	2,738.9	5,159.6	2,692.4

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12.
Shareholders’ equity and shareholders’ returns

In line with the Group’s Dividend Policy, a final FY24 dividend of €0.178 per share was paid in September 2024 and an interim FY25 dividend of €0.223 per share was paid on February 26, 2025.

The Company announced and launched a €700M share buyback programme in May 2024 (subsequently completed in August 2024). A follow-on €800M share buyback programme was announced and launched in late August 2024. During FY25 the Company bought back over 77M ordinary shares at a total cost of approximately €1.5BN. This is equivalent to approximately 7% of the Company’s issued share capital at March 31, 2024.

As a result of the share buybacks in FY25, share capital decreased by over 77M ordinary shares with a nominal value of €0.5M and the other undenominated capital reserve increased by a corresponding €0.5M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.
Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated preliminary financial statements. The continued preparation of the Group’s condensed consolidated preliminary financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group’s net profit of €1.61BN in FY25;
●
The Group’s liquidity, with just under €4BN gross cash and €1.3BN net cash at March 31, 2025;
●
In March 2025, the Group enhanced its financial flexibility by increasing its low-cost revolving credit facility (“RCF”) to €1.1BN (was €0.75BN) and extending the term to March 2030 (from 2028). At March 31, 2025, €0.61BN was undrawn under the RCF;
●
The Group’s relentless focus on cost reduction and cash management;
●
The Group’s solid BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●
The Group’s strong balance sheet position with 586 (unencumbered) owned B737s at March 31, 2025;
●
The Group’s access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●
The Group’s fuel hedging position (approx. 77% of FY26 and 13% of FY27 jet fuel requirements were hedged at March 31, 2025); and
●
The Group’s ability, as evidenced throughout downturns (such as the Covid-19 crisis), to preserve cash and reduce operational and capital expenditure.

14.
Post balance sheet events

In April 2025 the Company bought back approximately 1m ordinary shares, completing the €800m share buyback program. In May 2025, the Board approved a follow-on €750m share buyback program (including Ordinary Shares underlying ADRs), which will likely run for the next 6 – 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 May, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary